

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

82-4345

April 29, 2003

Division of Corporation Finance,
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

SUPPL

Re: The Siam Commercial Bank Public Company Limited
Information Furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Sirs,

In accordance with the reporting obligations of the Siam Commercial Bank Public Company Limited to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are pleased to enclose herewith:

Information furnished to made public and file with the SET:

1. Documents filed or required to made public and file with the SET translated into English
2. Audited Financial Statements
   - The Bank's Annual Report 2002

Information furnished to shareholders:

3. Summaries of all press releases and materials published or distributed to shareholders translated into English


03022082

Yours sincerely,

(Ongorn Abhakorn Na Ayudhya)
Senior Vice President
Corporate Planning & Information Dept.



File No. 82-4345

1. Documents filed or required to made public and file with the SET translated into English.
   - List of Information furnished to made public and file with the SET distributed since January 9, 2003.

Document No.	Date Published, or distributed	Document
1	January 17, 2003	Preliminary Results for 2002 and Provisioning Policy.
2	January 21, 2003	Summary of Liabilities and Assets as at December 2002.
3	January 22, 2003	Notification as to the result of Conversion of Subordinated Convertible Debenture.
4	February 14, 2003	Result of ECD Conversion.
5	February 18, 2003	The Bank Director has passed away.
6	February 21, 2003	Summary of Liabilities and Assets as at January 2003.
7	February 26, 2003	Changes in SCB's Board of Directors.
8	February 26, 2003	Change in the exercise date of warrants to purchase preferred shares of Siam Commercial Bank PCL (SCB-W).
9	February 26, 2003	The Annual General Meeting of Shareholders.
10	February 26, 2003	Explanation concerning AGM agenda item No. 6.
11	February 28, 2003	The Siam Commercial Bank PCL announces audited results of operation for the year ended December 31, 2002

– List of Information furnished to made public and file with the SET distributed since January 9, 2003. (Continued)

Document No.	Date Published, or distributed	Document
12	March 5, 2003	Conversion date of preferred shares of Siam Commercial Bank into ordinary shares.
13	March 6, 2003	Changing Date of the Annual General Meeting of Shareholders and Amendment of Meeting Agenda.
13	March 7, 2003	Result of ECD Conversion.
14	March 11, 2003	SCB Securities Co., Ltd. has purchased 2,800,000 ordinary shares in SCB Asset Management Co., Ltd.
15	March 21, 2003	Summary of Liabilities and Assets as at February 2003.
16	March 27, 2003	Result of warrant exercise for preferred shares.
17	April 2, 2003	SCB Securities Co., Ltd. has purchased 1,800,000 ordinary shares in SCB Asset Management Co., Ltd.
18	April 4, 2003	Conversion of preferred shares of Siam Commercial Bank into ordinary shares.
19	April 8, 2003	Result of ECD Conversion.
20	April 9, 2003	SCB invested in 100,000,000 new ordinary shares of Sinothai Resources Development PCL.
21	April 9, 2003	Notification of the Resolutions of the Annual General Meeting of Shareholders of the Siam Commercial Bank PCL No. 180.

– List of Information furnished to made public and file with the SET distributed since January 9, 2003. (Continued)

Document No.	Date Published, or distributed	Document
22	April 21, 2003	Summary of Liabilities and Assets as at March 2003.
23	April 21, 2003	The Siam Commercial Bank PCL announces the unreviewed results of operation for the first quarter of 2003.
24	April 22, 2003	Notification as to the result of Conversion of Subordinated Convertible Debenture.

(Translation)

17 January, 2003

Preliminary Results for 2002 and Provisioning Policy

PRESS RELEASE

Siam Commercial Bank's Preliminary Results for 2002 and Provisioning Policy

Since the advent of economic crisis in 1997, which left Thai banks, Siam Commercial Bank (SCB) included, with huge asset quality problems, squeezed profitability, and the ensuing need for capital replenishment, SCB has worked hard to resolve its problems and pursue strategies to revitalize the Bank and reposition the Bank so that it can operate competitively. SCB has since 1999 pursued a 3-pronged strategy

- Recapitalization: The Bank raised Baht 65,000 million in pure equity in May 1999 to strengthen its capital base. As at 3Q02, the Bank's total capital funds to risk assets ratio was 16.6% and the highest among large Thai banks.
- Restructuring: Resolving problem loans through debt restructuring, litigation, and write-offs have reduced problem classified loans from a peak of Baht 234,930 million at the end of 1998 (42.5% of total loans) to Baht 119,704 million (24.3%) at the end of 2002 (preliminary figure).
- Reorganization: To reposition the Bank and to enhance its competitiveness to meet future challenges, SCB has rearranged its organization structure and business model, in particular, through the Change Program's implementation in 4Q02.

Implementation of the above strategies has resulted in continuous improvements in the Bank's operating performance. Net profit before provision increased from Baht 4,681 million in 1999 to Baht 9,816 million and Baht 9,612 million in 2000 and 2001 respectively, and Baht 12,338 million for 2002 (preliminary figure).

During the same period of time the Bank has realized that uncertain prospects of an economic recovery would lead to asset quality problems due to erosion of collateral value or failure of debtors to meet debt restructuring obligations. Therefore over the past 3-4 years SCB has continued to build up its loan loss reserves over the level required by Bank of Thailand. In addition, international credit rating agencies and securities analysts maintained that Thai banks need larger provisions to accommodate potential loan losses.

The Bank management thus initiated refinement of its credit review process for corporate loans as well as SME and consumer loans according to the international best practices. The process began in the third quarter of 2002 and was completed in the fourth quarter. Management subsequently presented the result to the Board for consideration.

With the objective of increasing shareholder value in the long term, the Board of Directors of Siam Commercial Bank, at its Meeting on 17 January 2003, considered a policy concerning the Bank's preliminary result for the year 2002 and loan loss provision and resolved that:

1. The Bank make Baht 16,646 million provision in the fourth quarter of 2002, leading to a full-year provision of Baht 24,825 million. This amount will enable the Bank to fully accommodate future deterioration in quality of existing problem classified loans. As a result, the Bank's loan loss reserves as at the end of 2002 will reach Baht 79,807 million and loan loss reserves to classified loans will increase to 66.7%, which will be one of the highest ratios among Thai banks.

   Consequently, the Bank would record a net loss of Baht 12,488 million for 2002. Capital funds at end 2002 would amount to Baht 62,028 million (14.0%), with Baht 36,121 million in tier-1 capital and Baht 25,907 million in tier-2 capital. Tier-1 capital ratio would be 8.2% and higher than the 4.25% required by BOT, and tier-2 ratio will be 5.9%.
   In addition, the Board endorsed the management's proposal, as part of its prudent policy on asset quality, to set a general loan loss provision of approximately Baht 200 million monthly starting from January 2003. The aim is to build it up to a target of 2% of loans net of problem classified loans already provided for at end 2002.

2. A proposition be tabled before shareholders in the 2003 annual general meeting to wipe out retained losses according to the Public Limited Companies Act, in preparation for dividend payment. The Board views that the Bank has sufficient reserves, as allowed by the law, to wipe out retained losses. After this loan loss provision, the Bank would be able to book net profits and to pay dividend going forward.

3.

The Board is confident that the above measures together with the efforts to increase operating revenues, control costs, and enhance efficiency will increase the Bank's return on equity to levels satisfactory to its shareholders from 2003 onward.

The Siam Commercial Bank PCL
17 January 2003

Attachment: Preliminary Financial Statements for the Year 2002.

For more information, please contact:
Investor Relations Team
The Siam Commercial Bank PCL
Tel: 02-544-4206-7, 02-544-4212
www.scb.co.th

Attachment: The Siam Commercial Bank PCL's operating results before being audited by an independent auditor.

Summary of significant unaudited operating results for the fourth quarter of 2002 and for the year ended 2002.

1. Net interest and dividend income: The Bank posted net interest and dividend income before loan loss reserve of Baht 4,412 million in the fourth quarter of 2002, a slight decrease from Baht 4,588 million in the previous quarter. The decrease was mainly due to interest rate reduction in October, which resulted in an immediate decrease in interest income as most loans are based on floating rates. Interest expenses, however, decreased slightly because interest rates on a major portion of deposits are fixed rates.

For the year ended 2002, net interest and dividend income was Baht 17,483 million, an increase of Baht 1,405 million or 8.7% from last year owing to effective liquidity management, better yield from restructured loans as well as an improvement of loan to deposit ratio.

2. Non-interest income: Non-interest income was Baht 2,194 million in the fourth quarter of 2002, a slight increase from Baht 2,145 million in the previous quarter due to a steady gain from investment, foreign exchange as well as profitability of subsidiary and associated companies.

For the year ended 2002, non-interest income was Baht 8,967 million, an increase of Baht 2,354 million or 35.6% from last year, thanks to Baht 923 million increase in foreign exchange gain arising from fluctuations in exchange rates and more foreign exchange transactions. In addition, the Bank recorded higher fee and service income of Baht 549 million (10.7%) mainly due to credit card business, loan arrangement and the selling of capital market instruments. The Bank had net gain from equity sales of Baht 720 million, compared to a net loss of Baht 285 million last year.

3. Non-interest expenses: Operating expenses (excluding special expenses from provision for diminution in value of foreclosed properties) were Baht 3,493 million, an increase from Baht 3,239 million in the previous quarter. The increase was from the rise in interchange fee incurred from expansion of credit card and ATM businesses and reserve for promotion campaigns.
Operating expenses for the year ended 2002 were Baht 13,212 million, an increase from Baht 12,979 million a year earlier. However, operating cost to income ratio improved to 52.6% from 58.2% last year.
In 2002, the Bank set provision for diminution in value of foreclosed properties of Baht 900 million, compared with Baht 100 million last year, to accommodate impairment of some types of properties. This resulted in a rise in non-interest expenses to Baht 14,112 million, compared with Baht 13,079 million a year ago.

4. Loan loss reserve: In 2002, the Bank made additional loan loss reserve of Baht 24,825 million (Baht 9,207 million was made in 2001). Total loan loss reserve stood at Baht 79,807 million as at December 31, 2002. The coverage ratio (LLR/Problem Classified Loans), consequently, improved to 66.7%.

5. Summary of operating results: In the fourth quarter of 2002, net loss of Baht 13,533 million was reported, compared with net profit of Baht 355 million in the previous quarter. For the year ended 2002, net loss was Baht 12,488 million, compared with net profit of Baht 405 million last year. However, net profit before loan loss reserve was Baht 3,113 million in the fourth quarter, compared with Baht 2,924 million in the former quarter. For the year ended 2002, net profit before loan loss reserve was 12,338 million, an increase from Baht 9,612 million a year earlier.

Balance sheet as at December 31, 2002

1. Loans: Total loans outstanding before allowance for doubtful accounts were Baht 485,111 million as at December 31, 2002. Net loans and accrued interest after loan loss reserve were Baht 407,793 million, a 6.3% decline from December 31, 2001. This was mainly due to additional loan loss provision of Baht 24,825 million made in 2002 and transfers of Baht 3,811 million in loans (net book value) to The Thai Asset Management Corporation. Compared with the previous quarter, net loans and accrued interest decreased by Baht 1,693 million or 0.3%.

2. Deposits: Total deposits stood at Baht 568,602 million, a decrease of Baht 32,388 million or 5.4% from the end of last year, mainly as a result of withdrawals for Government savings bond investment.

3. Shareholders' equity: Shareholders' equity stood at Baht 52,118 million. Total capital funds (tier 1 and tier 2) were Baht 62,028 million or approximately 14.0% of total risk assets, of which approximately 8.2% was tier 1 capital.

Problem Classified Loans

Problem Classified Loans (Substandard and lower) as at December 31, 2002 amounted to Baht 119,704 million or 24.3%, a decline from Baht 121,688 million or 24.3% from the previous quarter. Non-performing Loans as per BOT new definition at the end of 2002 was Baht 118,257 million or 24.2%.

Attachment

Table 1 : Classified loans and allowance for doubtful accounts per Bank of Thailand's regulation

Table 1

Siam Commercial Bank PCL

Classified Loans and Allowance for Doubtful Accounts per Bank of Thailand's Regulation

Unit : Million Baht

Classified Loans	December-02		September-02	
	Amount	Allowance for classified loans	Amount	Allowance for classified loans
Normal	362,075.8	11,709.5	369,090.5	9,307.4
Special Mention	9,907.2	90.9	10,792.0	103.5
Substandard	10,938.0	1,254.7	10,962.5	1,275.7
Doubtful	14,231.9	2,814.6	17,223.9	2,753.8
Doubtful Loss	94,534.4	38,964.9	93,501.3	38,950.7
Total	491,687.2	54,834.5	501,570.2	52,391.1
General and Specific Allowance		24,972.6		11,489.4
Total Allowance		79,807.1		63,880.5

Problem Classified Loans (Substandard and lower)	119,704.3		121,687.7	
% of Total Classified Loans	24.3%		24.3%	

21 January, 2003

Summary of Liabilities and Assets as at December 2002 (Attachment)

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

(Translation)

C.B.1.1

BALANCE SHEET

AS OF

Unit : Baht

	31 December 2002 (Unaudited)	31 December 2001 (Audited)
ASSETS		
Cash	12,670,150,536.18	11,245,477,599.13
Interbank and money market items	49,754,851,566.18	74,010,238,453.13
Securities purchased under resale agreements	13,450,000,000.00	28,480,000,000.00
Investments in securities, net	146,621,249,533.54	124,807,003,621.72
(2002 : with obligations Baht 14,795,890,000)		
(2001 : with obligations Baht 17,994,290,000)		
Loans	485,110,661,608.07	456,267,174,113.48
Accrued interest receivables	2,489,031,296.28	2,249,517,142.28
Less Allowance for doubtful accounts and Revaluation		
allowance for debt restructuring	(79,807,084,900.55)	(23,534,994,202.13)
Net Loans and Accrued interest receivables	407,792,608,003.80	434,981,697,053.63
Properties foreclosed, net	12,282,093,266.85	11,404,792,589.83
Customers' liabilities under acceptances	556,753,977.43	475,867,309.34
Premises and equipment, net	19,321,492,264.13	19,783,891,501.94
Other assets	10,565,111,758.98	10,201,607,660.19
Total Assets	**673,014,310,907.09**	**715,390,575,788.91**
Customers' liabilities under unmatured bills	3,657,547,732.28	3,258,952,729.77
Total	**676,671,858,639.37**	**718,649,528,518.68**
LIABILITIES		
Deposits	568,602,335,460.31	600,990,230,720.08
Interbank and money market items	9,097,894,513.06	11,394,639,733.08
Liabilities payable on demand	3,001,596,915.74	3,583,585,286.57
Securities sold under repurchase agreements	-	-
Borrowings	25,442,424,763.13	25,521,938,881.14
Bank's liabilities under acceptances	556,753,977.43	475,867,309.34
Other liabilities	14,195,081,281.56	11,483,055,542.18
Total Liabilities	**620,896,086,911.23**	**653,449,317,472.39**
SHAREHOLDERS' EQUITY		
Issued and paid-up share capital		
(Authorized share capital Baht 70,000,000,000)	31,318,613,810.00	31,311,547,150.00
Reserve and appropriated retained earnings	24,843,722,047.78	21,527,125,366.54
Other reserves and profit and loss account	(4,044,111,861.92)	9,102,585,799.98
Total shareholders' equity	**52,118,223,995.86**	**61,941,258,316.52**
Total liabilities and shareholders' equity	**673,014,310,907.09**	**715,390,575,788.91**
Bank's liabilities under unmatured bills	3,657,547,732.28	3,258,952,729.77
Total	**676,671,858,639.37**	**718,649,528,518.68**

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

BALANCE SHEET (Continued) C.B.1.1

AS OF

Unit : Baht

	31 December 2002 (Unaudited)	31 December 2001 (Audited)
Non-Performing Loans		
(2002:24.20 percents of total loans before allowance for doubtful accounts)	118,257,067,000.00	
(2001:18.50 percents of total loans before allowance for doubtful accounts)		84,928,244,000.00
Loans to related parties	11,520,745,041.06	11,991,888,739.50
Loans to related asset management companies	Nil	Nil
Loans to related parties due to debt restructuring	14,108,394,355.43	12,890,160,495.30
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil	Nil
Legal capital fund	62,028,120,856.04	77,922,806,596.79
Changes in liabilities and assets this month due to the penalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act, section	Nil	Nil
International Banking Facility's assets and liabilities		
Total assets	7,546,957,024.42	8,863,861,561.30
Total liabilities	18,812,051.50	61,353,935.02
Significant contingent liabilities		
Avals to bills and guarantees of loans	3,194,571,507.71	4,821,149,290.35
Letters of credit	6,358,403,308.18	8,730,172,636.19

Remark

A) Definition of the items in shareholders' equity per C.B.1.1
- Paid-up share capital represented par value of the issued and paid-up preferred share and ordinary share
- Reserves and net profit after appropriation comprised the following items :
  : Premium on preferred share and ordinary share
  : Appropriated and unappropriated retained earnings as at the end of the year 2001
  : Legal reserve and other reserve
  : Unrealized gain (loss) from securities valuation
- Other reserves and profit and loss account comprised the following items :
  : Unrealized increment per land and premises appraisal
  : Currency translation adjustment
  : Profit of the current year

B) Non-Performing Loans as at December 31,2002 represented loans classified as substandard and lower. (BOT new definition)
Non-Performing Loans as at December 31,2001 represented loans past due more than 3 months based on each loan account. (BOT former definition)

C) Loans to related parties were mainly loans to the following companies
- The companies which were at least 10% owned by the Bank. The shares are held either for investment or to comply with debt restructuring agreements
- The subsidiaries and associates of the Crown Property Bureau, the Bank's major shareholder

(Translation)

No. Tor Thor. 14-460059

22 January, 2003

Subject: Notification as to the result of Conversion of Subordinated Convertible Debenture

To: The Director and Manager of The Stock Exchange of Thailand

Pursuant to the issuance of the Bank's Baht 6 Billion subordinated convertible debentures on 16th October 1998 with a tenor of 7 years maturing 2005 offered to investors having been characterized or classified as described in the 17 types of investors under the Announcement of the Securities and Exchange Commission, the Bank would like to notify the result of conversion of which exercise price is Baht 30 per share as follows: (as of January 16,2003)

	Description	Unit
1	Sold subordinated convertible debentures in first placement	6,000,000
	Converted debentures	1,291,310
	Debentures requested conversion	17,400
	Outstanding unconverted debentures	4,691,290
2	Common stocks accommodated conversion	200,000,000
	Converted - common stocks	43,043,641
	Requested - conversion - common - stocks	580,000
	Outstanding common stocks for conversion	156,376,359
3	Debenture-converted-common stocks in this exercise held by Foreign investors	-
	Debenture-converted-common stocks in this exercise held byThai investors	580,000

Respectfully yours,

The Siam Commercial Bank Public Company Limited

Mr. Chatchaval Bhanalaph
Senior Executive Vice President
Corporate Banking Group

Date : February 14, 2002

SCB : Result of ECD Conversion

The Siam Commercial Bank Public Company Limited ("The Bank") issued USD 160.00 MM. of 10 years ECD on January 24, 1994. The Securities and Exchange Commission gave the Bank permission to sell the whole issue to foreign investors with rights to convert the debentures into common shares on a monthly basis.

The Bank would like to inform the SET that no ECD holders requested to exercise their option during the month of January 2003.

(Translation)

BSS. 460022

18 February 2003

The President,
The Stock Exchange of Thailand

Re: The Bank Director has passed away.

The Siam Commercial Bank PCL would like to inform that Mr. Viroj Phutrakul, Director and Chairman of the Audit Committee has passed away since 16 February 2003.
Please be informed accordingly.

Sincerely yours,
The Siam Commercial Bank PCL

(Khunying Jada Wattanasiritham)
President & CEO

21 February, 2003

Summary of Liabilities and Assets as at January 2002 (Attachment)



The Siam Commercial Bank Public Company Ltd.

Summary Statement of Liabilities and Assets [1/]

As of January 31, 2003

(TRANSLATION)

C.B.1.1

Assets	Baht	Liabilities	Baht
Cash	10,229,330,849.39	Deposits	577,835,572,676.56
Interbank and money market items	49,776,587,555.03	Interbank and money market items	6,933,277,445.42
Securities purchased under resale agreements	30,851,000,000.00	Liabilities payable on demand	5,039,784,926.27
Investments in securities, net	140,368,455,529.61	Securities sold under repurchase agreements	-
(with obligations Baht 14,795,890,000.00)		Borrowings	25,355,002,637.35
Credit advances (net of allowance for doubtful accounts)	401,453,464,593.69	Bank's liabilities under acceptances	594,696,325.47
Accrued interest receivables	2,357,047,589.19	Other liabilities	12,594,139,686.85
Properties foreclosed	12,465,749,891.77	**Total Liabilities**	**628,352,473,697.91**
Customers' liabilities under acceptances	594,696,325.47	**Shareholders' Equity**	
Premises and equipment, net	19,329,956,613.26	Paid-up share capital	
Other assets	14,844,556,322.40	(registered share capital Baht 70,000,000,000.00)	31,324,413,810.00
		Reserves and net profit after appropriation	25,530,807,366.88
		Other reserves and profit and loss account	(2,936,849,604.98)
		Total Shareholders' Equity	**53,918,371,571.90**
Total Assets	**682,270,845,269.81**	**Total Liabilities and Shareholders' Equity**	**682,270,845,269.81**
Customers' liabilities under unmatured bills	3,567,337,846.47	Bank's liabilities under unmatured bills	3,567,337,846.47
Total	**685,838,183,116.28**	**Total**	**685,838,183,116.28**

	Baht
Non-Performing Loans for the quarter ended December 31,2002	118,257,067,000.00
(24.20 percents of total loans before allowance for doubtful accounts)	
Loans to related parties	12,780,460,297.98
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	14,017,039,836.74
Borrowings as part of subordinated debentures cum preferred shares to be	
included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	61,305,408,967.63
Changes in liabilities and assets this month due to the penalty expenses from	
violating the Commercial Banking Act B.E.2505 and amended Act,section 15 first paragraph,section 15 bis first paragraph and section 23	520,000.00
International Banking Facility's assets and liabilities	
Total assets	7,597,106,434.38
Total liabilities	32,747,096.25
Significant contingent liabilities	
Avals to bills and guarantees of loans	3,082,797,753.70
Letters of credit	6,089,617,460.18

[1/] **This Summary Statement has not been reviewed or audited by Certified Public Accountant**

(Mrs. Ongorn Abhakorn Na Ayudhya)

Senior Vice President

Corporate Planning and Information Department

(Khunying Jada Wattanasiritham)

President and Chief Executive Officer

9 Rutchadapisek Road, Bangkok 10900

Remark

A) Definition of the items in shareholders' equity per C.B.1.1

- Paid-up share capital represented par value of the issued and paid-up preferred share and ordinary share
- Reserves and net profit after appropriation comprised the following items :
  - : Premium on preferred share and ordinary share
  - : Appropriated and unappropriated retained earnings as at the end of the year 2001
  - : Legal reserve and other reserve
  - : Unrealized gain (loss) from securities valuation
- Other reserves and profit and loss account comprised the following items :
  - : Unrealized increment per land and premises appraisal
  - : Currency translation adjustment
  - : Profit (loss) of 2002 and current year

B) Loans to related parties were mainly loans to the following companies

- The companies which were at least 10% owned by the Bank. The shares are held either for investment or to comply with debt restructuring agreements
- The subsidiaries and associates of the Crown Property Bureau, the Bank's major shareholder

BSS. 460029

26 February 2003

The President,
The Stock Exchange of Thailand

Re: Changes in SCB's Board of Directors

Dear Sir,

At the Meeting no.2/2003 on 25 February 2003, the Board of Directors of The Siam Commercial Bank considered the list of qualified candidates nominated by the Nomination and Corporate Governance Committee, chaired by Mr. Anand Panyarachun, and passed a unanimous resolution to appoint Mr. Maris Samaram, Managing Director of M.E.D. Co., Ltd. as a director of the Bank. This appointment was to fill the vacated seat arisen from the passing away of Mr. Viroj Phutrakul, the Bank's director and Chairman of the Audit Committee. Mr. Maris Samaram will also serve as a member of the Audit Committee. Both appointments are effective from 25 February 2003.

At the same Meeting, the Board of Directors also passed a resolution to appoint M.R. Disnadda Diskul, director and member of the Audit Committee, as a Chairman of the Audit Committee to replace Mr. Viroj Phutrakul, effective from 25 February 2003.

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Khunying Jada Wattanasiritham)
President & CEO

- Translation from Thai Text –
BSS 460026

February 26, 2003

President,
The Stock Exchange of Thailand

Re: Change in the exercise date of warrants to purchase preferred shares of Siam Commercial Bank PCL (SCB-W)

Dear Sir,

Reference is made to Siam Commercial Bank PCL's warrants to purchase preferred shares (SCB-W) issued to subscribers of the Bank's ordinary shares during December 18-24, 1997 and eligible investors as stipulated by the SEC. The warrants which are traded on the Stock Exchange, have the following features:

Amount issued	115,000,883 units
Term	5 years (June 22, 1999 - June 22, 2004)
Exercise ratio	1 unit of warrant is entitled to purchase 1 preferred share
Exercise price	Baht 38.70 per share
Exercise date	Every 3 months on March 22 June 22 September 22 and December 22

Since March 22, 2003 is a bank holiday, the exercise date will be changed as follows:

Notice of exercise period	March 8-21, 2003	
Exercise date	March 24, 2003	
Place	Siam Commercial Bank PCL's head office and all branches	
Exercise procedure	1. Holders of warrants must file notice of exercise with the Bank at the Bank's head office or any branch durin 08.30 a.m. - 15.30 p.m.	
	2. Form of exercise notice is obtainable at the Bank's head office and all branches.	
	3. The following documents must be delivered for the exercise	
		(1) Notice of exercise to purchase preferred shares which are correctly and completely filled in
		(2) Warrant certificates in the amount specified in the notice of exercise
		(3) Payment equivalent to the amount specified in the notice of exercise paid by cash, cheque, or bank' cheque, crossed and payable to "Account for Warrants of Siam Commercial Bank PCL". The cheque must b dated on the same day of the exercise rights and can be collectible from the same clearing area of the branc over where the warrant holder exercises his right. The exercise rights to purchase preferred share will be vali only when the amount specified in the cheque has been received by the Bank.
Warrants in scripless system	Holders of warrants in scriptless system have to complete an application form for the issuance of warran certificate and file such application with the securities company which acts as their securities broker in order fo such broker to inform the Thailand Securities Depository Company Limited to issue the warrant certificates to th holders.	
Warrant exercise by non-Thai persons	Thai persons may exercise the whole or part of their warrant holdings provided that on the exercise date such exercise does not cause a breach of the Bank's Articles or any other applicable laws concerning foreign ownership of the Bank. The Bank reserves the right not to issue preferred shares to non-Thai persons who exercise the warrants provided that such exercise causes a breach of the aforementioned Bank's Articles and applicable laws and the Bank has no obligation to indemnify these persons.	

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Mr. Yokporn Tantisawetrat)
Executive Vice President,
Credit Risk Division

BSS. 460027

26 February 2003

The President The Stock Exchange of Thailand

Re: The Annual General Meeting of Shareholders

Dear Sir,

The Board of Directors of The Siam Commercial Bank at its meeting No. 2/2003 held on 25 February 2003 passed a resolution on the following matters:

1. The Annual General Meeting of Shareholders No. 180 will be held on 10 April 2003 at 10.00 a.m. at Mahisorn Hall, Siam Commercial Bank, Head Office, 9 Rutchadapisek Road, Jatujak, Bangkok to consider the following agenda:-

(1) Adoption of the Minutes of the Annual General Meeting of Shareholders No. 179 dated 4 April 2002
(2) Acknowledgement of the Board of Directors' report on Year 2002 operations
(3) Approval of the Financial Statements for the year ended 31 December 2002 and the omission of dividend payment for 2002 operations.
(4) Election of directors to replace the directors retiring by rotation and appointment of a new director
(5) Appointment of the auditors and the auditors' fee
(6) Approval of depletion of retained losses under the Public Limited Companies Act (No. 2) B.E. 2544
(7) Amendment of the Bank's Memorandum Clause 4 on number of common shares and preferred shares that have changed due to the conversion of preferred shares into common shares in year 2002
(8) Others (if any)

2. The closing date of Shareholder's register for determining the right to attend the Annual General Meeting of Shareholders No. 180 is from 21 March 2003 at 12.00 noon until the Annual General Meeting of Shareholders is concluded.

Please be informed accordingly.

Yours sincerely,
The Siam Commercial Bank PCL

(Khunying Jada Wattanasiritham)
President & CEO

Translation)

BSS. 460030
26 February 2003

The PresidentThe Stock Exchange of Thailand

Re: Explanation concerning AGM agenda item no. 6

Dear Sir,

Reference is made to our letter sent to you earlier regarding of the Board's resolution on the date and agenda of the Annual General Meeting of Shareholders no. 180.

We, the Siam Commercial Bank, should like to provide further explanation concerning agenda item no. 6 : Approval of depletion of retained losses under the Public Limited Companies Act (No. 2) B.E. 2544 that the Bank proposes to offset retained losses of Baht 74,550.06 million as at 31 December 2002 (unaudited figures) with the following items:

1. Other reserve Baht 23,081.00 million
2. Legal reserve Baht 695.00 million
3. Premium on ordinary shares Baht 22,786.16 million
4. Premium on preferred shares Baht 27,987.90 million

Total Baht 74,550.06 million

Please be informed accordingly.

Yours sincerely,
The Siam Commercial Bank PCL

(Khunying Jada Wattanasiritham)
President & CEO

(Translation)

28 February 2003

The Siam Commercial Bank PCL announces audited results of operation for the year ended December 31, 2002.

Bank-only Financial Statements

1. Summary of the audited results for the year ended December 31, 2002

The principal items of the operating results were the same as the preliminary results reported on January 17, 2003.

The Bank incurred a net loss of Baht 12,488 million compared with a net profit of Baht 405 million last year, principally owing to additional loan loss provision of Baht 24,825 million, compared with Baht 9,207 million in 2001. Net profit before loan loss provision was Baht 12,338 million, a 28.4% increase from Baht 9,612 million in the previous year. In 2002, net interest income increased Baht 1,405 million (8.7%), fee & service income rose Baht 549 million (10.7%) and exchange gain went up Baht 923 million (92.3%), while the Bank was able to control operating expenses. Operating cost to income ratio, as a result, improved from 58.2% a year earlier to 52.6% this year.

2. Balance Sheet as at December 31, 2002

Total loans outstanding before allowance for doubtful accounts amounted to Baht 485,111 million. Allowance for doubtful accounts and revaluation allowance for debt restructuring as at December 31, 2002 totaled Baht 79,807 million. Net loan and accrued interest receivables amounted to Baht 407,793 million, a decrease of Baht 27,189 million from December 2001, mainly as a result of loan loss provision set during the year.

Total deposits stood at Baht 568,602 million, a decrease of Baht 32,388 million from the end of last year, mainly as a result of withdrawals for Government savings bond investment.

Shareholders' equity stood at Baht 52,118 million, equivalent to a book value of Baht 16.6 per share, a decrease from Baht 19.8 per share at the year-end 2001. Total capital funds were Baht 62,062 million or 14.0 % of total risk assets, of which 8.1% was tier 1 capital and 5.9% was tier 2 capital.

3. Non-Performing Loans and Problem Classified Loans

As at December 31, 2002, Non-Performing Loans (NPLs) as per Bank of Thailand announcement dated January 16, 2003 amounted to Baht 118,257 million, or 24.2% of total loans including loans to financial institutions, a decrease from Baht 141,506 million or 28.6% at the end of 2001.

Problem Classified Loans (substandard and lower), including accrued interest receivable but excluding loans to financial institutions as at December 31, 2002 stood at Baht 119,206 million, or 24.4% of total classified loans.

Consolidated Financial Statements

On a consolidated basis, the Bank posted a net loss of Baht 12,488 million due to Baht 25,084 million loan loss provision. Income and expenses showed the same trends as in the Bank only results. Net interest income increased Baht 1,475 million, or 9.0% from the previous year. Non-interest income increased from Baht 8,212 million to Baht 10,600 million. Non-interest expenses increased Baht 1,235 million due to Baht 900 million provision for diminution in value of foreclosed property set in 2002.

As at December 31, 2002, total consolidated assets of the Bank and its subsidiaries were Baht 675,722 million, compared with Baht 719,599 million at the end of 2001, while consolidated liabilities were Baht 622,657 million, compared with Baht 656,713 million at the end of 2001. Total shareholders' equity was Baht 53,065 million.

(Translation)

BSS 460031 March 5, 2003

President,

The Stock Exchange of Thailand

Re: Conversion date of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

The procedure for the next conversion date on March 31, 2003 is as follows:

Conversion Notice	March 16 – 30, 2003
Exercise Date	March 31, 2003
Exercise Procedure	(1) Any holder of preferred shares may, within business hours, file a conversion notice with Thailand Securities Depository Company Limited or securities company which is its broker for securities trading. (2) Any holder of preferred shares may obtain form of conversion notice at Thailand Securities Depository Company Limited or securities company which is its broker for securities trading. (3) Documents required to be delivered for conversion are: 1. form of conversion notice as prescribed by the Bank; 2. preferred shares certificate or any replacement thereof (as prescribed by SET); and 3. in case of an individual, a copy of personal identification card, alien identification card or passport (as the case may be), all of which have to be certified correct by the owner of such card or passport, in case of a corporate entity, a copy of affidavit, certifying its juristic person status issued no more than 1 year prior to the date of filing together with a copy of personal identification card of the director who has authority to sign on behalf of such a corporate entity certified correct by the owner of such card.
Place for Exercise	(1) Thailand Securities Depository Company Limited; or (2) any securities company which is the broker of such holder of preferred shares for securities trading.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Mr. Yokporn Tantisawetrat)

Executive Vice President,

Credit Risk Division

(Translation)

BSS 460039

6 March 2003

The President

The Stock Exchange of Thailand

Re: Changing Date of the Annual General Meeting of Shareholders and Amendment of Meeting Agenda

Dear Sir,

Reference is made to the Board of Directors of the Siam Commercial Bank's resolution to convene the Annual General Meeting of Shareholders No. 180 on Thursday, 10 April 2003 at 10.00 a.m. with details of the agenda as circulated previously.

The Board of Directors, at its Meeting No. 3/2003, dated 5 March 2003, resolved to change the date of the Annual General Meeting of Shareholders No. 180 and to amend the agenda of the Annual General Meeting as follows:

1. To change the date of the Annual General Meeting of Shareholders No. 180 from Thursday, 10 April 2003 at 10.00 a.m. to Wednesday, 9 April 2003 at 10.00 a.m. at Mahisorn Hall, Siam Commercial Bank, Head Office, 9 Rutchadapisek Road, Jatujak, Bangkok.
2. To amend the Meeting Agenda Item No.4 "Election of directors to replace the directors retiring by rotation and appointment of a new director" to "Election of directors to replace the directors retiring by rotation and appointment of 2 new directors".

Therefore, the Agenda of the Siam Commercial Bank's Annual General Meeting of Shareholders No. 180 on Wednesday, 10 April 2003 are as follows:

1. Adoption of the Minutes of the Annual General Meeting of Shareholders No. 179 dated 4 April 2002.
2. Acknowledgement of the Board of Directors' report on Year 2002 operations.
3. Approval of the Financial Statements for the year ended 31 December 2002 and the omission of dividend payment for 2002 operations.
4. Election of directors to replace the directors retiring by rotation and appointment of 2 new directors.
5. Appointment of the auditors and the auditors' fee.
6. Approval of depletion of retained losses under the Public Limited Companies Act (No. 2) B.E. 2544.

(By use of other reserves, legal reserves, premium on preferred shares, and premium on common shares, respectively, to wipe out retain losses of Baht 74,550.06 million as at 31 December 2002).

7. Amendment of the Bank's Memorandum of Association Clause 4 on number of common shares and preferred shares that have changed due to the conversion of preferred shares into common shares in year 2002.
8. Others (if any).

The closing date of shareholder's register for determining the right to attend the Annual General Meeting of Shareholders No.180 is from 21 March 2003 at 12.00 noon until the Annual General Meeting of Shareholders is concluded.

Please be informed accordingly.

Yours sincerely,

The Siam Commercial Bank PCL

(Mr. Yokporn Tantisawetrat)

Executive Vice President, Chief Risk Officer

Board Secretariat and Shareholders Service Office

Tel. 0-2544-1216, 0-2544-4213-5

(Translation)

Date : March 7, 2003

SCB : Result of ECD Conversion

The Siam Commercial Bank Public Company Limited ("The Bank") issued USD 160.00 MM. of 10 years ECD on January 24, 1994. The Securities and Exchange Commission gave the Bank permission to sell the whole issue to foreign investors with rights to convert the debentures into common shares on a monthly basis.

The Bank would like to inform the SET that no ECD holders requested to exercise their option during the month of February 2003.

(Translation)

Date : March 11, 2003

SCB Securities Co., Ltd. has purchased 2,800,000 ordinary shares in SCB Asset Management Co., Ltd.

Transaction Asset : Ordinary Share of SCB Asset Management Co., Ltd.

Purchaser : SCB Securities Co., Ltd.

Objective : Long-term Investment

Type of Business : Asset Management Company

Registered Capital : 200,000,000 Baht

Paid-Up Capital : 100,000,000 Baht

Number of Shares : 2,800,000 Shares

Par Value : 10 Baht per Share (Pad up 5.00 Baht per share)

Type of Transaction :

Transaction Date	Sellers	No. of Shares	Price (Baht/Share)	Invested Amount (Baht)
December 6, 2002	Siam Industrial Credit Plc.	1,400,000	9.43	13,202,000.00
January 20, 2003	Bank Thai Bank Plc.	1,400,000	9.43	13,202,000.00
	Total	2,800,000	9.43	26,404,000.00

Proportion : After this transaction, SCB and SCB Securities Co., Ltd. hold a total of 46.00% stake in SCB Asset Management Co., Ltd. (SCB 32% and SCB Securities Co., Ltd. 14%)

Transaction Size : 0.05% of Net Assets

21 March, 2003

Summary of Liabilities and Assets as at February 2002 (Attachment)



The Siam Commercial Bank Public Company Ltd.

Summary Statement of Liabilities and Assets [1/]

As of February 28, 2003

(TRANSLATION)

C.B.1.1

Assets	Baht	Liabilities	Baht
Cash	7,972,434,612.11	Deposits	588,218,823,048.57
Interbank and money market items	42,483,802,213.21	Interbank and money market items	7,523,208,697.48
Securities purchased under resale agreements	40,500,000,000.00	Liabilities payable on demand	4,273,933,044.97
Investments in securities, net	147,146,917,908.57	Securities sold under repurchase agreements	-
(with obligations Baht 14,795,890,000.00)		Borrowings	25,357,642,302.20
Credit advances (net of allowance for doubtful accounts)	403,910,503,182.67	Bank's liabilities under acceptances	564,429,617.90
Accrued interest receivables	2,306,002,893.18	Other liabilities	10,571,499,319.72
Properties foreclosed	12,449,927,141.08	**Total Liabilities**	**636,509,536,030.84**
Customers' liabilities under acceptances	564,429,617.90	**Shareholders' Equity**	
Premises and equipment, net	19,316,691,990.80	Paid-up share capital	
Other assets	13,883,258,576.39	(registered share capital Baht 70,000,000,000.00)	31,324,413,810.00
		Reserves and net profit after appropriation	24,962,317,582.26
		Other reserves and profit and loss account	(2,262,299,287.19)
		Total Shareholders' Equity	**54,024,432,105.07**
Total Assets	**690,533,968,135.91**	**Total Liabilities and Shareholders' Equity**	**690,533,968,135.91**
Customers' liabilities under unmatured bills	3,518,196,459.08	Bank's liabilities under unmatured bills	3,518,196,459.08
Total	**694,052,164,594.99**	**Total**	**694,052,164,594.99**

	Baht
Non-Performing Loans for the quarter ended December 31,2002	118,257,067,000.00
(24.20 percents of total loans before allowance for doubtful accounts)	
Loans to related parties	13,517,921,376.81
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	13,980,050,406.48
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	61,391,900,729.22
Changes in liabilities and assets this month due to the penalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's assets and liabilities	
Total assets	7,614,126,526.43
Total liabilities	14,820,151.46
Significant contingent liabilities	
Avals to bills and guarantees of loans	3,007,236,840.65
Letters of credit	6,429,609,634.36

[1/] **This Summary Statement has not been reviewed or audited by Certified Public Accountant**

(Mrs. Ongorn Abhakorn Na Ayudhya)

Senior Vice President

Corporate Planning and Information Department

(Khunying Jada Wattanasiritham)

President and Chief Executive Officer

9 Rutchadapisek Road, Bangkok 10900

Remark

A) Definition of the items in shareholders' equity per C.B.1.1

- Paid-up share capital represented par value of the issued and paid-up preferred share and ordinary share
- Reserves and net profit after appropriation comprised the following items :
  - : Premium on preferred share and ordinary share
  - : Appropriated and unappropriated retained earnings as at the end of the year 2001
  - : Legal reserve and other reserve
  - : Unrealized gain (loss) from securities valuation
- Other reserves and profit and loss account comprised the following items :
  - : Unrealized increment per land and premises appraisal
  - : Currency translation adjustment
  - : Profit (loss) of 2002 and current year

B) Loans to related parties were mainly loans to the following companies

- The companies which were at least 10% owned by the Bank. The shares are held either for investment or to comply with debt restructuring agreements
- The subsidiaries and associates of the Crown Property Bureau, the Bank's major shareholder

(Translation)

BSS 460046
March 27, 2003

President,
The Stock Exchange of Thailand

Re: Result of warrant exercise for preferred shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL'S issuance of 115,000,883 5-year warrants (SCB-W) on June 22, 1999 to subscribers of the Bank's new common share issue during December 18-24, 1997, the warrants may be exercised every 3 months on March 22 (notification date March 8-21) June 22 (notification date June 8-21) September 22 (notification date September 8-21) and December 22 (notification date December 8-21) each year at a ratio of 1 warrant for 1 preferred share at an exercise price of Bt38.70 per share. Holders can contact any branch of the Bank for exercise of the warrants.
For March 24, 2003 there were no applications to exercise the warrants.
Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Mr.Yokporn Tantisawetrat)
Executive Vice President,
Credit Risk Division

(Translation)

Date : April 2, 2003

SCB Securities Co., Ltd. has purchased 1,800,000 ordinary shares in SCB Asset Management Co., Ltd.

Transaction Asset : Ordinary Share of SCB Asset Management Co., Ltd.

Purchaser : SCB Securities Co., Ltd.

Objective : Long-term Investment

Type of Business : Asset Management Company

Registered Capital : 200,000,000 Baht

Paid-Up Capital : 100,000,000 Baht

Number of Shares : 1,800,000 Shares

Par Value : 10 Baht per Share (Pad up 5.00 Baht per share)

Type of Transaction :

Transaction Date	Sellers	No. of Shares	Price (Baht/Share)	Invested Amount (Baht)
April 1, 2002	National Finance Plc.	1,400,000	9.43	13,202,000
April 1, 2002	Thanachart Bank Plc.	400,000	9.43	3,772,000
	Total	1,800,000	9.43	

Proportion : After this transaction, SCB and SCB Securities Co., Ltd. hold a total of 55.00% stake in SCB Asset Management Co., Ltd. (SCB 32% and SCB Securities Co., Ltd. 23%)

Transaction Size : 0.03% of Net Assets

(Translation)

BSS 460051

April 4, 2003

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the March 31, 2003 exercise date, applications for conversion were for48,126,519 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB- W exercise	57,667	Shares
Number of preferred shares already converted	(575,252,530)	Shares
Conversion per this exercise date (March 31, 2003)	(48,126,519)	Shares
Convertible preferred shares outstanding	1,876,678,618	Shares

Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	43,623,641	Shares
Previous conversion from preferred shares	575,252,530	Shares
Conversion per this exercise date (March 31, 2003)	48,126,519	Shares
Total ordinary shares outstanding	1,255,762,763	Shares
No. of new converted shares held by foreign shareholders	47,620,119	Shares
No. of new converted shares held by local shareholders	506,400	Shares

Please be informed accordingly.
Yours faithfully,

The Siam Commercial Bank PCL

(Mr. Yokporn Tantisawetrat)
Executive Vice President,
Risk Management Group

(Translation)

Date : April 8, 2003

SCB : Result of ECD Conversion

The Siam Commercial Bank Public Company Limited ("The Bank") issued USD 160.00 MM. of 10 years ECD on January 24, 1994. The Securities and Exchange Commission gave the Bank permission to sell the whole issue to foreign investors with rights to convert the debentures into common shares on a monthly basis.

The Bank would like to inform the SET that no ECD holders requested to exercise their option during the month of March 2003

(Translation)

SCB INVESTED IN 100,000,000 NEW ORDINARY SHARES OF SINOTHAI RESOURCES DEVELOPMENT PCL.

Transaction Date : April 9, 2003

Transaction Asset : New Ordinary Shares of Sinothai Resources Development Pcl.

Objective : Debt Restructuring

Type of Business : Mining

Previous Registered Capital : Baht 130.00 MM.(Paid up Capital 130.00 MM.)

New Registered Capital : Baht 200.00 MM.(Paid up Capital 140.00 MM.)

Par Value : 10 Baht per Share

Type of Transaction : SCB invested in new ordinary shares of Sinothai Resources Development Pcl.

Type of Transaction	Par Value (Baht)	Buying Price (Baht)	Number of Shares/ (Shares)	Value of Transaction (Baht)
SCB New Ordinary Shares	10	3.40	1,000,000	3,400,000

Proportion Before This Transaction : SCB holds its investment proportion of 10.00% in Sinothai

Proportion After This Transaction : SCB will maintain its investment proportion of 16.43% inS inothai Resources Development Pcl.

Transaction Size : 0.003% of SCB 's total shareholders' equity ,hence it does not come under SET rule on acquisition and disposal of assets or SET rule on connected transaction

(Translation)

BSS. 460058

9 April 2003

The President The Stock Exchange of Thailand

Re: Notification of the Resolutions of the Annual General Meeting of Shareholders of The Siam Commercial Bank PCL No. 180

Dear Sir,

The Annual General Meeting of Shareholders of The Siam Commercial Bank PCL, held on Wednesday, 9 April 2003 beginning at 10.00 a.m., had passed the following resolutions:

1. It was resolved by a majority vote to approve the Minutes of the Annual General Meeting of Shareholders No. 179, dated 4 April 2002.

2. The Board of Directors' report on year 2002 operations was acknowledged.

3. It was resolved by a majority vote to approve the financial statements for the year ended 31 December 2002 which have been audited and certified by the auditor, and to acknowledge the non-payment of dividend for the year 2002 operations.

4. It was resolved by a majority vote to elect the directors in the replacement of those retired by rotation and to appoint 2 new directors as follows:

4.1 Reelected 3 retiring directors

1. Mr. Bodin Asavanich

2. Mr. Aswin Kongsiri

3. Mr. Maris Samaram

4.2 Mr. Tiraphot Vajrabhaya was elected to fill in the place of the retiring director, M.L. Usni Pramoj, who did not seek a reelection as director.

4.3Two additional board members were approved, thus bringing the total number of directors to 16 persons. Mr. Pichai Chunhavajira and Mr. Sumate Tanthuwanit were elected to fill the seats.

5. It was resolved by a majority vote to appoint Deloitte Touche Tohmatsu Jaiyos Co.,Ltd. by Miss Chongchitt Leekbhai or Mr. Niti Jungnitnirundr as the Bank's auditors for the year 2003 with the auditing fee and other expenses in the amount of Baht 8.7 Million, which is consisting of Baht 5.7 Million for auditing the Bank's accounts and Baht 3.0 Million for the auditing the accounts of the Bank's foreign branches.

6. It was resolved by a majority vote to approve the compensation for retained losses under the Public Limited Companies Act (No.2) B.E.2544 by using other reserves, legal reserves, and share capital premium, respectively to wipe-out the Bank's retained losses, effective from 1 January 2003.
Details of compensation for accumulated losses are as follows:

Accumulated losses as at 31 December 2002		Baht	74,550.06	Million
The Compensation for accumulated losses				
1.	Other reserve	Baht	23,081.00	Million
2.	Legal reserve	Baht	695.00	Million
3.	Premium on ordinary shares	Baht	22,786.16	Million
4.	Premium on preferred shares	Baht	27,987.90	Million
Total		Baht	74,550.06	Million

7. It was resolved by a majority vote to approve the amendment to Clause 4 of the Bank's Memorandum of Association in line with the conversion of convertible preferred shares into ordinary shares in year 2002 by using the following words as replacement of the existing Clause 4:

Clause 4	Registered capital Divided into	Baht 70,000,000,000 7,000,000,000 shares	(Seventy Thousand Million Baht) (Seven Thousand Million Shares)
	Par value per share	Baht 10	(Ten Baht)
	Consisting of : Ordinary shares	1,384,012,603 shares	(One Thousand Three Hundred Eighty Four Million Twelve Thousand Six Hundred and Three Shares)
	Preferred shares	5,615,987,397 shares	(Five Thousand Six Hundred Fifteen Million Nine Hundred Eighty Seven Thousand Three Hundred and Ninety Seven Shares)"

Please be informed accordingly.
Yours sincerely,

The Siam Commercial Bank PCL

(Khunying Jada Wattanasiritham)
President and CEO



The Siam Commercial Bank Public Company Ltd.

Summary Statement of Liabilities and Assets [1/]

As of March 31, 2003

(TRANSLATION)

C.B.1.1

Assets	Baht	Liabilities	Baht
Cash	8,142,596,603.12	Deposits	591,927,365,443.15
Interbank and money market items	54,503,633,817.26	Interbank and money market items	7,057,398,868.22
Securities purchased under resale agreements	29,319,000,000.00	Liabilities payable on demand	3,689,512,588.75
Investments in securities, net	149,521,948,596.72	Securities sold under repurchase agreements	-
(with obligations Baht 14,607,890,000.00)		Borrowings	25,374,935,041.24
Credit advances (net of allowance for doubtful accounts)	402,024,961,211.91	Bank's liabilities under acceptances	564,126,021.78
Accrued interest receivables	2,330,698,971.24	Other liabilities	9,722,910,752.68
Properties foreclosed	12,216,226,822.31	**Total Liabilities**	**638,336,248,715.82**
Customers' liabilities under acceptances	564,126,021.78	**Shareholders' Equity**	
Premises and equipment, net	19,388,281,406.10	Paid-up share capital	
Other assets	15,223,355,569.91	(registered share capital Baht 70,000,000,000.00)	31,324,413,810.00
		Reserves and net profit after appropriation	12,080,059,531.99
		Other reserves and profit and loss account	11,494,106,962.54
		Total Shareholders' Equity	**54,898,580,304.53**
Total Assets	**693,234,829,020.35**	**Total Liabilities and Shareholders' Equity**	**693,234,829,020.35**
Customers' liabilities under unmatured bills	2,995,964,054.00	Bank's liabilities under unmatured bills	2,995,964,054.00
Total	**696,230,793,074.35**	**Total**	**696,230,793,074.35**

	Baht
Non-Performing Loans for the quarter ended March 31,2003 (Quarterly)	118,753,117,000.00
(24.47 percents of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss,as of 31 March 2003 (Quarterly)	54,836,298,000.00
Actual allowance for doubtful accounts	79,960,833,293.34
Loans to related parties	11,864,093,411.95
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	12,994,564,477.05
Borrowings as part of subordinated debentures cum preferred shares to be	
included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	60,101,407,344.68
Changes in liabilities and assets this month due to the penalty expenses from	
violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's assets and liabilities	
Total assets	7,312,999,085.15
Total liabilities	14,422,196.88
Significant contingent liabilities	
Avals to bills and guarantees of loans	3,373,485,258.71
Letters of credit	7,588,160,615.64

[1/] **This Summary Statement has not been reviewed or audited by Certified Public Accountant**

(Mrs. Ongorn Abhakorn Na Ayudhya)

Senior Vice President

Corporate Planning and Information Department

(Khunying Jada Wattanasiritham)

President and Chief Executive Officer

9 Rutchadapisek Road, Bangkok 10900



Date: April 21, 2003

The Siam Commercial Bank PCL announces the unreviewed results of operation for the first quarter of 2003: Net profit increased by Baht 3,077 million.

The Siam Commercial Bank PCL announces the preliminary results of operation for the first quarter of 2003, before review by the independent auditor. As a result of lower loan loss provision, net profit significantly improved to Baht 3,077 million from Baht 327 million in the first quarter of 2002 and a net loss of 13,533 million in the fourth quarter of 2002. Net profit before loan loss provision was Baht 3,677 million, an increase of Baht 250 million from the first quarter and Baht 564 million from the fourth quarter of last year.

Dr. Vichit Suraphongchai, Chairman of the Executive Committee said, "Having set aside sufficient loan loss provision to fully accommodate potential deterioration of existing problem classified loans in the last quarter, the Bank's marked improvement in net profit this quarter truly reflects its strong operating performance. With significant progress in reorganizing internal systems and procedures under the "Change Program" to create a strong foundation, the Bank is ready to move forward. Khunying Jada Wattanasiritham, President and CEO of the Bank added, "At the Annual General Meeting of Shareholders on April 9, 2003, the Bank's shareholders approved the use of legal reserves, other reserves, and share capital premium to wipe out retained losses outstanding at end December 2002. This will enable the Bank to pay dividends in the near future. From 2003, the Bank's balance sheet will show positive retained earnings from January 2003 without the effect of accumulated retained losses."

Significant items of operating results in first quarter of 2003 are as follows:

1. Net interest and dividend income

Net interest and dividend income was Baht 4,647 million, up from Baht 4,138 million in the previous quarter and Baht 4,412 million a year earlier. Net interest margin slightly improved from 2.54% in the previous quarter to 2.67% in this quarter. The improvement was due primarily to interest rate cut in October 2002 and increased dividend income from the investment portfolio.

2. Non-interest income

Non-interest income totaled Baht 2,179 million, a decrease of Baht 285 million from Baht 2,465 million in the same quarter of last year. The decrease is attributed to :

- Smaller investment gains, down from Baht 549 million to Baht 41 million, due to lower securities sales.
- An increase of Baht 113 million in income from subsidiary and associated companies as no additional provisions were made in this quarter whereas certain companies made significant loan loss provision in the corresponding period last year.
- Baht 51 million increase in foreign exchange gain from increased business transactions.

3. Non-interest expenses

Total operating expenses were Baht 3,149 million, a decrease from Baht 3,177 million and Baht 3,493 million in the first quarter and the fourth quarter of 2002, respectively. The Bank

The Siam Commercial Bank PCL, 9 Rutchadapisek Road, Ladyao, Jatujak, Bangkok 10900
Investor Relations Team Tel: 662-544-4222, Fax: 662-937-7931, Web site: http://www.scb.co.th, E-mail: investor@scb.co.th
Reuter: SCB.BK, SCBf.BK, SCB-_p.BK, SCBp.BK; Bloomberg: SCB TB, SCB/F TB, SCB/P TB, SCB/Q TB

was able to reduce its operating cost to income ratio to 47.8%, down from 53.3% in the same quarter of last year.

4. Loan loss provision
After a one-time loan loss provision in 2002 to cover possible asset quality deterioration, the Bank's policy is to make a general provision of Baht 600 million quarterly until it reaches 2% of normal loans. At the end of the first quarter of 2003, loan loss provision totaled Baht 79,850 million.

Balance sheet as at March 31, 2003.

As at March 31, 2003, total loans outstanding before allowance for doubtful accounts were Baht 481,875 million, a decrease of Baht 3,236 million or 0.7% from the end of last year as loan repayment outpaced new loans.

Total deposits stood at Baht 591,927 million, an increase of Baht 23,325 million or 4.1% from the end of last year as a result of increased liquidity.

Shareholders' equity stood at Baht 54,899 million, an increase of Baht 2,781 million from the end of last year, mainly due to profits for the period. Due to the elimination of retained losses by use of legal reserve, other reserves, and share premium as approved by the shareholders, the bank shown retained earnings started in this period at the amount of Baht 3,077 million.

Total capital funds (tier 1 and tier 2) were Baht 60,101 million or approximately 13.2% of total risk assets, of which 7.9% was tier 1 capital.

Problem Classified Loans (PCLs)

The Bank's problem classified loans (sub-standard and lower) including accrued interest receivables, other assets and loans to financial institutions as at March 31, 2003, were Baht 120,231 million or 24.6% of total loans, compared with Baht 120,088 million or 24.4% of total loan at the end of last year. As at March 31, 2003, non-performing loans (NPLs) according to the Bank of Thailand's new definition were Baht 118,753 million or 24.5%.

Comparing with loan loss provision, the Bank's problem classified loan's coverage ratio stood at 66.4% at the end of the first quarter of 2003.

Table 1

Siam Commercial Bank PCL

Classified Loans and Allowance for Doubtful Accounts per Bank of Thailand's Regulation

Unit : Million Baht

Classified Loans	March-03		December-02	
	Amount	Allowance for classified loans	Amount	Allowance for classified loans
Normal	355,108.8	10,299.5	362,000.5	11,709.5
Special Mention	13,187.5	106.1	9,907.2	90.9
Substandard	12,923.3	1,503.5	10,938.0	1,254.7
Doubtful	12,959.7	2,191.9	14,231.9	2,814.6
Doubtful Loss	94,347.8	40,735.3	94,918.2	38,964.9
Total	488,527.1	54,836.3	491,995.8	54,834.6
General and Specific Allowance		25,013.7		24,972.5
Total Allowance		79,850.0		79,807.1

Problem Classified Loans (Substandard and lower)	120,230.8		120,088.1	
% of Total Classified Loans	24.6%		24.4%	

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED (Translation)

BALANCE SHEET

AS OF

Unit : Baht

	31 March 2003 (Unreviewed)	31 December 2002 (Audited)
ASSETS		
CASH	8,142,596,603.12	7,523,705,036.18
INTERBANK AND MONEY MARKET ITEMS		
Domestic items		
Interest bearing	5,481,770,120.77	5,472,873,772.24
Non-interest bearing	10,462,385,870.52	3,583,927,132.83
Foreign items		
Interest bearing	37,511,189,833.96	38,855,963,264.41
Non-interest bearing	1,048,287,992.01	1,842,087,396.70
Total Interbank and money market items	54,503,633,817.26	49,754,851,566.18
SECURITIES PUCHASED UNDER RESALE AGREEMENTS	29,319,000,000.00	13,450,000,000.00
INVESTMENTS		
Short-term investments - net	43,825,758,454.00	42,400,895,548.97
Long-term investments - net	92,583,473,426.29	91,222,250,232.97
Investments in subsidiaries and Associated companies - net	13,112,716,716.43	12,998,103,751.60
Total Investments - net	149,521,948,596.72	146,621,249,533.54
LOANS AND ACCRUED INTEREST RECEIVABLES		
Loans	481,874,917,223.91	485,110,661,608.07
Accrued interest receivables	2,330,698,971.24	2,489,031,296.28
Total Loans and Accrued interest receivables	484,205,616,195.15	487,599,692,904.35
Less Allowance for doubtful accounts and revaluation allowance for debt restructuring	(79,849,956,012.00)	(79,807,084,900.55)
Net Loans and Accrued interest receivables	404,355,660,183.15	407,792,608,003.80
PROPERTIES FORECLOSED - NET	12,216,226,822.31	12,282,093,266.85
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	564,126,021.78	556,753,977.43
PREMISES AND EQUIPMENT - NET	19,388,281,406.10	19,321,492,264.13
NET INTER-ACCOUNT BALANCE	5,061,459,150.02	2,797,629,413.49
ASSETS PENDING TRANSFER	5,710,945,193.60	3,319,194,046.60
OTHER ASSETS - NET	4,450,951,226.29	3,802,528,127.51
Total Assets	**693,234,829,020.35**	**667,222,105,235.71**

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

(Translation)

BALANCE SHEET (Continue)

AS OF

Unit : Baht

	31 March 2003 (Unreviewed)	31 December 2002 (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Deposits in Baht	583,306,699,830.31	559,190,793,630.26
Deposits in foreign currencies	8,620,665,612.84	9,411,541,830.05
Total deposits	591,927,365,443.15	568,602,335,460.31
Interbank and money market items		
Domestic items		
Interest bearing	4,850,970,622.89	5,442,014,978.70
Non-interest bearing	856,111,610.86	1,633,909,385.58
Foreign items		
Interest bearing	242,037,155.22	1,320,031,717.81
Non-interest bearing	1,108,279,479.25	701,938,430.97
Total interbank and money market items	7,057,398,868.22	9,097,894,513.06
Liabilities payable on demand	3,689,512,588.75	3,001,596,915.74
Borrowings		
Short-term borrowings	3,812,684,908.24	4,990,966.49
Long-term borrowings	21,562,250,133.00	25,437,433,796.64
Total borrowings	25,374,935,041.24	25,442,424,763.13
BANK'S LIABILITIES UNDER ACCEPTANCES	564,126,021.78	556,753,977.43
INTEREST PAYBLE ON DEPOSITS	2,764,329,468.12	2,539,355,451.30
LIABILITIES PENDING TRANSFER	3,505,188,981.13	2,623,517,014.54
OTHER LIABILITIES	3,453,392,303.43	3,240,003,144.34
TOTAL LIABILITIES	**638,336,248,715.82**	**615,103,881,239.85**
SHAREHOLDERS' EQUITY		
SHARE CAPITAL		
Authorized share capital		
5,942,649,837 preferred shares of Baht 10.00 each	**59,426,498,370.00**	**59,426,498,370.00**
1,057,350,163 ordinary shares of Baht 10.00 each	**10,573,501,630.00**	**10,573,501,630.00**
Issued and paid-up share capital		
1,924,805,137 preferred shares of Baht 10.00 each, fully paid	19,248,051,370.00	
2,105,291,399 preferred shares of Baht 10.00 each, fully paid		21,052,913,990.00
1,207,636,244 ordinary shares of Baht 10.00 each, fully paid	12,076,362,440.00	
1,026,569,982 ordinary shares of Baht 10.00 each, fully paid		10,265,699,820.00
PREMIUM ON SHARES CAPITAL		
PREMIUM ON PREFERRED SHARES	1,991,538,460.95	32,790,566,260.98
PREMIUM ON ORDINARY SHARES	2,822,729,488.36	22,786,164,050.72
UNREALIZED INCREMENT PER LAND APPRAISAL	4,620,995,697.31	4,621,050,868.91
UNREALIZED INCREMENT PER PREMISES APPRAISAL	3,811,206,909.83	3,839,457,795.40
REVALUATION SURPLUS ON INVESTMENTS	7,265,791,582.68	7,553,510,532.14
FOREIGN CURRENCY TRANSLATION	(70,288,055.63)	(17,076,959.90)

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED (Translation)

BALANCE SHEET (Continue)

AS OF

Unit : Baht

	31 March 2003 (Unreviewed)	31 December 2002 (Audited)
PREMIUM ON SHARES CAPITAL OF SUBSIDIARY	55,662,247.74	-
RETAINED EARNINGS		
Appropriated		
Legal reserve	-	695,000,000.00
Other reserve	-	23,081,000,000.00
Unappropriated	3,076,530,163.29	(74,550,062,362.39)
Total shareholders' equity	**54,898,580,304.53**	**52,118,223,995.86**
Total liabilities and shareholders' equity	**693,234,829,020.35**	**667,222,105,235.71**
OFF-BALANCE SHEET ITEMS - CONTINGENCIES		
AVALS TO BILLS AND GUARANTEES OF LOANS	3,373,485,258.71	3,194,571,507.71
LIABILITY UNDER UNMATURED IMPORT BILLS	2,995,964,054.00	3,657,547,732.28
LETTER OF CREDIT	7,588,160,615.64	6,358,403,308.18
OTHER CONTINGENCIES	401,005,762,289.40	383,238,966,215.71

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE QUARTER ENDED MARCH 31,

(Translation)

Unit : Baht

	2003 (Unreviewed)	**2002** (reviewed)
INTEREST AND DIVIDEND INCOME		
Loans	5,534,285,024.91	5,818,541,346.15
Interbank and money market items	263,696,682.91	540,262,193.17
Investments	1,387,011,903.43	1,239,945,356.53
Total Interest and Dividend Income	7,184,993,611.25	7,598,748,895.85
INTEREST EXPENSES		
Deposits	2,154,803,263.79	3,034,458,335.31
Interbank and money market items	55,043,234.76	87,362,019.86
Short-term borrowings	51,878,934.28	-
Long-term borrowings	276,293,632.16	338,510,804.49
Total Interest Expenses	2,538,019,064.99	3,460,331,159.66
Net Interest and Dividend Income	4,646,974,546.26	4,138,417,736.19
NON-INTEREST INCOME		
Gain on investments	41,400,941.53	549,066,810.42
Income from equity interest in subsidiaries and/or associated companies	202,113,520.74	89,290,205.11
Fees and service income		
Acceptances, aval and guarantees	175,909,264.15	169,320,209.42
Others	1,260,865,029.87	1,256,915,961.59
Gain on exchanges	436,039,196.61	385,287,482.62
Other income	62,446,619.28	14,552,303.67
Total Non-Interest Income	2,178,774,572.18	2,464,432,972.83

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME (Continued)

FOR THE QUARTER ENDED MARCH 31,

(Translation)

Unit : Baht

		2003 (Unreviewed)	**2002 (reviewed)**
NON-INTEREST EXPENSES			
Personnel expenses		1,070,214,657.16	1,027,379,981.40
Premises and equipment expenses		689,495,218.94	726,810,593.65
Taxes and duties		263,178,652.97	254,071,356.10
Fees and service expenses		222,954,065.38	192,747,566.17
Directors' remuneration		9,478,333.33	9,121,274.34
Contributions to the Financial Institutions Development Fund		580,902,429.57	612,707,938.65
Other expenses		312,995,597.80	353,828,700.94
Total Non-Interest Expenses		3,149,218,955.15	3,176,667,411.25
NET INCOME BEFORE BAD DEBT AND DOUBTFUL ACCOUNTS		**3,676,530,163.29**	**3,426,183,297.77**
BAD DEBT AND DOUBTFUL ACCOUNTS		600,000,000.00	3,099,129,369.12
NET PROFIT		**3,076,530,163.29**	**327,053,928.65**
BASIC EARNINGS PER SHARE		2.59	0.37
NUMBER OF SHARES FOR CALCULATING EARNINGS PER SHARE	SHARES	1,189,420,062	879,165,171
DILUTED EARNINGS PER SHARE		0.98	0.10
NUMBER OF SHARES FOR CALCULATING EARNINGS PER SHARE	SHARES	3,132,273,825	3,131,154,715

(Translation)

No. Tor Thor. 14-460384

22 April, 2003

Subject: Notification as to the result of Conversion of Subordinated Convertible Debenture

To: The Director and Manager of The Stock Exchange of Thailand

Pursuant to the issuance of the Bank's Baht 6 Billion subordinated convertible debentures on 16th October 1998 with a tenor of 7 years maturing 2005 offered to investors having been characterized or classified as described in the 17 types of investors under the Announcement of the Securities and Exchange Commission, the Bank would like to notify the result of conversion of which exercise price is Baht 30 per share as follows: (as of April 16,2003)

Description Unit

1. Sold subordinated convertible debentures in first placement 6,000,000

Converted debentures 1,308,710
Debentures requested conversion 167,900
Outstanding unconverted debentures 4,523,390

2. Common stocks accommodated conversion 200,000,000

Converted - common stocks 43,623,641
Requested - conversion - common - stocks 5,596,662
Outstanding common stocks for conversion 150,779,697

3. Debenture-converted-common stocks in this exercise held by

Foreign investors -
Debenture-converted-common stocks in this exercise held by Thai investors 5,596,662

Respectfully yours,
The Siam Commercial Bank Public Company Limited

Mr. Chatchaval Bhanalaph
Senior Executive Vice President
Corporate Banking Group

File No. 82-4345

2. Audited Financial Statements

The Bank's Annual Report 2002.

3. Summaries of all press releases and materials published or distributed to shareholders translated into English.

- List of Information furnished to shareholders distributed since January 9, 2003.

Document No.	Date Published, or distributed	Document
1	January 22, 2003	Notification as to the result of Conversion of Subordinated Convertible Debenture
2	February 26, 2003	Changes in SCB's Board of Directors
3	March 27, 2003	Result of warrant exercise for preferred shares
4	April 4, 2003	Conversion of preferred shares of Siam Commercial Bank into ordinary shares
5	April 9, 2003	Notification of the Resolutions of the Annual General Meeting of Shareholders of The Siam Commercial Bank PCL. No. 180
6	April 22, 2003	Notification as to the result of Conversion of Subordinated Convertible Debenture



THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Ratchada Bhisek Road, Bangkok 10900.
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

Translation from Thai Text

No. Tor Thor. 14-460059 22 January, 2003

Subject: Notification as to the result of Conversion of Subordinated Convertible Debenture

To: The Director and Manager of
The Stock Exchange of Thailand

Pursuant to the issuance of the Bank's Baht 6 Billion subordinated convertible debentures on 16th October 1998 with a tenor of 7 years maturing 2005 offered to investors having been characterized or classified as described in the 17 types of investors under the Announcement of the Securities and Exchange Commission, the Bank would like to notify the result of conversion of which exercise price is Baht 30 per share as follows: (as of January 16,2003)

Description	Unit
1. Sold subordinated convertible debentures in first placement	6,000,000
Converted debentures	1,291,310
Debentures requested conversion	17,400
Outstanding unconverted debentures	4,691,290
2. Common stocks accommodated conversion	200,000,000
Converted - common stocks	43,043,641
Requested - conversion - common - stocks	580,000
Outstanding common stocks for conversion	156,376,359
3. Debenture-converted-common stocks in this exercise held by Foreign investors	-
Debenture-converted-common stocks in this exercise held by Thai investors	580,000

Respectfully yours,
The Siam Commercial Bank Public Company Limited

Mr. Chatchaval Bhanalaph
Senior Executive Vice President
Corporate Banking Group

PL 5H-2

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

- Translation -

BSS. 460029 26 February 2003

The President,

The Stock Exchange of Thailand

Re: Changes in SCB's Board of Directors

Dear Sir,

At the Meeting no.2/2003 on 25 February 2003, the Board of Directors of The Siam Commercial Bank considered the list of qualified candidates nominated by the Nomination and Corporate Governance Committee, chaired by Mr. Anand Panyarachun, and passed a unanimous resolution to appoint Mr. Maris Samaram, Managing Director of M.E.D. Co., Ltd. as a director of the Bank. This appointment was to fill the vacated seat arisen from the passing away of Mr. Viroj Phutrakul, the Bank's director and Chairman of the Audit Committee. Mr. Maris Samaram will also serve as a member of the Audit Committee. Both appointments are effective from 25 February 2003.

At the same Meeting, the Board of Directors also passed a resolution to appoint M.R. Disnadda Diskul, director and member of the Audit Committee, as a Chairman of the Audit Committee to replace Mr. Viroj Phutrakul, effective from 25 February 2003.

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

J. Wattanasiritham

(Khunying Jada Wattanasiritham)
President & CEO

D:\My Documents\My Documents\Director\แจ้งเปลี่ยนแปลงกกส่งตลาดฯ-คุณมาริษ-ส่งวางแผนฯ.doc





THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

- Translation from Thai Text -

BSS 460046 March 27, 2003

President,

The Stock Exchange of Thailand

Re: Result of warrant exercise for preferred shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL'S issuance of 115,000,883 5-year warrants (SCB-W) on June 22, 1999 to subscribers of the Bank's new common share issue during December 18-24, 1997, the warrants may be exercised every 3 months on March 22 (notification date March 8-21) June 22 (notification date June 8-21) September 22 (notification date September 8-21) and December 22 (notification date December 8-21) each year at a ratio of 1 warrant for 1 preferred share at an exercise price of Bt38.70 per share. Holders can contact any branch of the Bank for exercise of the warrants.

For March 24, 2003 there were no applications to exercise the warrants.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Mr.Yokporn Tantisawetrat)

Executive Vice President,

Credit Risk Division



THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

- Translation from Thai Text -

BSS 460051 April 4, 2003

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the March 31, 2003 exercise date, applications for conversion were for 48,126,519 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB- W exercise	57,667	Shares
Number of preferred shares already converted	(575,252,530)	Shares
Conversion per this exercise date (March 31, 2003)	(48,126,519)	Shares
Convertible preferred shares outstanding	1,876,678,618	Shares

Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	43,623,641	Shares
Previous conversion from preferred shares	575,252,530	Shares
Conversion per this exercise date (March 31, 2003)	48,126,519	Shares
Total ordinary shares outstanding	1,255,762,763	Shares
No. of new converted shares held by **foreign** shareholders	47,620,119	Shares
No. of new converted shares held by **local** shareholders	506,400	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Mr. Yokporn Tantisawetrat)
Executive Vice President,
Risk Management Group





THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

Translation from Thai text

BSS. 460058 9 April 2003

The President

The Stock Exchange of Thailand

Re: Notification of the Resolutions of the Annual General Meeting of Shareholders of The Siam Commercial Bank PCL No. 180

Dear Sir,

The Annual General Meeting of Shareholders of The Siam Commercial Bank PCL, held on Wednesday, 9 April 2003 beginning at 10.00 a.m., had passed the following resolutions:

1. It was resolved by a majority vote to approve the Minutes of the Annual General Meeting of Shareholders No. 179, dated 4 April 2002.
2. The Board of Directors' report on year 2002 operations was acknowledged.
3. It was resolved by a majority vote to approve the financial statements for the year ended 31 December 2002 which have been audited and certified by the auditor, and to acknowledge the non-payment of dividend for the year 2002 operations.
4. It was resolved by a majority vote to elect the directors in the replacement of those retired by rotation and to appoint 2 new directors as follows:
   - 4.1 Reelected 3 retiring directors
     - (1) Mr. Bodin Asavanich
     - (2) Mr. Aswin Kongsiri
     - (3) Mr. Maris Samaram
   - 4.2 Mr. Tiraphot Vajrabhaya was elected to fill in the place of the retiring director, M.L. Usni Pramoj, who did not seek a reelection as director.
   - 4.3 Two additional board members were approved, thus bringing the total number of directors to 16 persons. Mr. Pichai Chunhavajira and Mr. Sumate Tanthuwanit were elected to fill the seats.
5. It was resolved by a majority vote to appoint Deloitte Touche Tohmatsu Jaiyos Co.,Ltd. by Miss Chongchitt Leekbhai or Mr. Niti Jungnitnirundr as the Bank's auditors for the year 2003 with the auditing fee and other expenses in the amount of Baht 8.7 Million, which is consisting of Baht 5.7 Million for auditing the Bank's accounts and Baht 3.0 Million for the auditing the accounts of the Bank's foreign branches.



6. It was resolved by a majority vote to approve the compensation for retained losses under the Public Limited Companies Act (No.2) B.E.2544 by using other reserves, legal reserves, and share capital premium, respectively to wipe-out the Bank's retained losses, effective from 1 January 2003.

Details of compensation for accumulated losses are as follows:

Accumulated losses as at 31 December 2002		Baht	74,550.06	Million
The Compensation for accumulated losses				
1.	Other reserve	Baht	23,081.00	Million
2.	Legal reserve	Baht	695.00	Million
3.	Premium on ordinary shares	Baht	22,786.16	Million
4.	Premium on preferred shares	Baht	27,987.90	Million
	Total	Baht	74,550.06	Million

7. It was resolved by a majority vote to approve the amendment to Clause 4 of the Bank's Memorandum of Association in line with the conversion of convertible preferred shares into ordinary shares in year 2002 by using the following words as replacement of the existing Clause 4:

"Clause 4	Registered capital	Baht 70,000,000,000	(Seventy Thousand Million Baht)
	Divided into	7,000,000,000 shares	(Seven Thousand Million Shares)
	Par value per share	Baht 10	(Ten Baht)
	Consisting of :		
	Ordinary shares	1,384,012,603 shares	(One Thousand Three Hundred Eighty Four Million Twelve Thousand Six Hundred and Three Shares)
	Preferred shares	5,615,987,397 shares	(Five Thousand Six Hundred Fifteen Million Nine Hundred Eighty Seven Thousand Three Hundred and Ninety Seven Shares)"

Please be informed accordingly.

Yours sincerely,

The Siam Commercial Bank PCL

J. Wattanasiritham

(Khunying Jada Wattanasiritham)

President and CEO



THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Ratchada Bhisek Road, Bangkok 10900.
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

Translation from Thai Text

No. Tor Thor. 14-460384 22 April, 2003

Subject: Notification as to the result of Conversion of Subordinated Convertible Debenture

To: The Director and Manager of
The Stock Exchange of Thailand

Pursuant to the issuance of the Bank's Baht 6 Billion subordinated convertible debentures on 16th October 1998 with a tenor of 7 years maturing 2005 offered to investors having been characterized or classified as described in the 17 types of investors under the Announcement of the Securities and Exchange Commission, the Bank would like to notify the result of conversion of which exercise price is Baht 30 per share as follows: (as of April 16,2003)

	Description	Unit
1.	Sold subordinated convertible debentures in first placement	6,000,000
	Converted debentures	1,308,710
	Debentures requested conversion	167,900
	Outstanding unconverted debentures	4,523,390
2.	Common stocks accommodated conversion	200,000,000
	Converted - common stocks	43,623,641
	Requested - conversion - common - stocks	5,596,662
	Outstanding common stocks for conversion	150,779,697
3.	Debenture-converted-common stocks in this exercise held by Foreign investors	-
	Debenture-converted-common stocks in this exercise held by Thai investors	5,596,662

Respectfully yours,
The Siam Commercial Bank Public Company Limited



Mr. Chatchaval Bhanalaph
Senior Executive Vice President
Corporate Banking Group

PL 5H-2